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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED) FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                           COMMISSION FILE NO. 0-2525

A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

      Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                                Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287


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                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                          INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
        Report of Independent Auditors                                       3

        Statements of Financial Condition -
          December 31, 1994 and 1993                                         4

        Statements of Income and Changes in Plan Equity -
          For the years ended December 31, 1994, 1993, and 1992              5

        Notes to Financial Statements                                        6

        Exhibit
          Consent of Independent Auditors                                   10

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                           [ERNST & YOUNG LETTERHEAD]

                         Report of Independent Auditors

Board of Directors
Huntington Bancshares Incorporated

We have audited the accompanying statements of financial condition of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (The "Plan") as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust at December 31, 1994 and 1993, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP



March 27, 1995


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

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                        STATEMENTS OF FINANCIAL CONDITION

                                                            December 31,
                                                        1994             1993
                                                     -----------     -----------
ASSETS

Investments, at market value:
 Huntington Bancshares Incorporated
 Common Stock - 67,820 shares and
 45,547 shares; Cost - $884,651
 and $675,054 (Note 4)                               $ 1,169,900     $ 1,076,048

Contributions receivable                                  20,114          15,060

Accrued dividends and interest receivable                 13,414           8,904

Cash and cash equivalents (Note 2)                            39              32
                                                     -----------     -----------

                               TOTAL ASSETS          $ 1,203,467     $ 1,100,044
                                                     ===========     ===========
LIABILITIES AND PLAN EQUITY

Stock purchase payable                                       ---     $    15,043
Plan Equity                                          $ 1,203,467       1,085,001
                                                     -----------     -----------

             TOTAL LIABILITIES AND
                              PLAN EQUITY            $ 1,203,467     $ 1,100,044
                                                     ===========     ===========


See notes to financial statements.

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                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                       Year ended December 31,
                                                 1994           1993            1992
                                             ------------    -----------    ------------
Investment income:
   Cash dividends on Huntington Bancshares
     Incorporated Common Stock               $     43,860    $    34,742    $     25,274
   Interest                                           308            216           2,069
                                             ------------    -----------    ------------
                                                   44,168         34,958          27,343

Unrealized (depreciation) appreciation
   of investments (Note 4)                       (115,745)        26,945         243,718

Contributions:
   Employees                                      112,242         92,170          92,942
   Employer                                        84,183         69,211          71,844
                                             ------------    -----------    ------------
                                                  196,425        161,381         164,786

Withdrawals                                        (6,382)      (118,847)        (26,442)
                                             ------------    -----------    ------------

Net increase in Plan Equity                       118,466        104,437         409,405

Plan Equity - Beginning of Period               1,085,001        980,564         571,159
                                             ------------    -----------    ------------
Plan Equity - End of Period                  $  1,203,467    $ 1,085,001    $    980,564
                                             ============    ===========    ============

See notes to financial statements.

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                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1994

Note 1 - Summary of Accounting Policies

Description of the Plan

Huntington Bancshares Incorporated ("Huntington") adopted the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the "Plan") effective March 1, 1989. Huntington subsequently amended the Plan on May 24, 1989, and February 9, 1990. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and its wholly-owned subsidiary, The Huntington Trust Company, National Association (the "Trustee"). The purpose of the Plan is to provide a supplemental savings program for employees of Huntington and its participating affiliates who are subject to restrictions on the amount of contributions they can make to the Huntington Stock Purchase and Tax Savings Plan because of the annual limitation on elective deferrals and the limitation on the amount of compensation that can be taken into account under such a tax qualified plan.

Each eligible employee may elect to have all or any portion of the pre-tax matched contributions that he or she elected to defer under the Huntington Stock Purchase and Tax Savings Plan, but which cannot be allocated to his or her pre-tax account under such plan because of the annual limitation on deferrals imposed by applicable tax laws, allocated to his or her account under the Plan.

Concurrently with the payment of the participant's supplemental pre-tax matched contributions, his or her employer shall make a matching contribution to the Plan on behalf of the participant equal to 75% of the participant's supplemental pre-tax matched contributions. Matching contributions may be made in the form of cash or Huntington Bancshares Incorporated common stock ("Common Stock"), or a combination thereof.

Amounts held in the trust fund are invested by the Trustee in Common Stock. The Trustee maintains a separate account for each participant which reflects such participant's share of assets held in the Plan. Employee and employer contributions are fully vested at all times.

Distributions are made in a lump sum upon death or termination of employment with Huntington or its affiliates.

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The Plan is administered by the Stock Purchase Plan Committee (the "Committee"),
which is appointed by Huntington's Board of Directors. None of the members of the Committee receives compensation from the assets of the Plan.

Huntington's Board of Directors may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of participants to amounts previously credited to their accounts.

Investments

The Trustee invests contributed amounts solely in Common Stock. These shares are carried at market value as determined by quoted prices reported by the National Association of Securities Dealers Automated Quotation System.

Income and Expenses

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $5,335, $5,323, and $4,500, for 1994, 1993, and 1992, respectively.

Note 2 - Cash Equivalents

Cash equivalents at December 31, 1994 and 1993, are comprised of money market funds.

Note 3 - Federal Income Taxes

It is intended that the Plan be an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a participant will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matched contributions are made to the Plan, when Common Stock is purchased for a participant's account, or when dividends are paid to a participant's account on such shares. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.

Huntington is subject to federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974.

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Note 4 - Unrealized (Depreciation) Appreciation  of Investments

The following table summarizes the unrealized (depreciation) appreciation of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 1994:

                                           1994          1993        1992
                                       -----------    ----------   ---------
    Market Value                       $ 1,169,900    $1,076,048   $ 981,071
    Cost                                   884,651       675,054     607,022
                                       -----------    ----------   ---------

    Accumulated unrealized
     appreciation                      $   285,249    $  400,994   $ 374,049
                                       ===========    ==========   =========

    Change in accumulated unrealized
     appreciation between years        $  (115,745)   $   26,945   $ 243,718
                                       ===========    ==========   =========


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       HUNTINGTON BANCSHARES INCORPORATED
                         SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

Date: March 31, 1995                  By: /s/ Leslie P. Ridout
     ------------------------             ---------------------------
                                          Leslie P. Ridout
                                          Senior Vice President
                                          Huntington Bancshares Incorporated

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